Sichenzia Ross Friedman Ference LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WWW.SRFFLLP.COM

January 8, 2007

Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VoIP, Inc. Preliminary Schedule 14A
Revised Preliminary Schedule 14A; File No. 0-28985 Filed December 19, 2006

Dear Ms. Anderson:

This Firm represents VoIP, Inc. (the “Company”) in the above-referenced matter. On behalf of the Company, enclosed is amendment No. Two to the above-referenced preliminary proxy.  We are also responding to your letter dated December 29, 2006 pertaining to the Company’s preliminary Schedule 14A; File No. 0-28985.

1. We note your response dated December 18, 2006 to comments three, four and five from our letter dated December 6, 2006. Please explain in your response letter the contractual agreements and other arrangements associated with call termination and transfer for Iranian calls, including the identity of the telecommunications and other intermediaries associated with the transfer or completion of such calls. If either Iranian or non-Iranian third party intermediaries rely on their contacts with Iranian telecommunications or other Iranian entities to complete VoIP’s Iranian calls, it appears that your operations include direct or indirect contacts with Iranian entities. In that ease, please expand your materiality analysis to address such contacts, the investor sentiment evidenced by the state initiatives referenced in previous comment five, and any additional qualitative factors underlying your conclusion.

Response

Please see the Company’s response which is included with this letter.

Proposal No. Three...To Authorize 25,000,000 Shares of Preferred Stock, page 20

2. Ensure that you have included in the proxy statement a discussion of all significant terms of the Series A convertible preferred stock; for example, clarify that WQN will pay no further consideration if it converts one share of Series A convertible preferred stock into 9.43 shares of common stack, if true.

Response

Please see the Company’s response which is included with this letter.

Michele Anderson, Esq.
December 18, 2006
Page of 2 of 2

The Acquisition, page 27

3.
We note your response to our prior comment six and that you have deleted from the proxy statement all description of the events leading to the WQN acquisition. Please revise the proxy statement to include a description of the reasons for the acquisition, the negotiations leading to the acquisition, arid any other material contacts you had with WQN or its affiliates during the two years prior to the acquisition. See Items 1004(a)(2) and 1005 of Regulation S-K, as referenced by Item 14(b) of Schedule 14A. Further, discuss in the proxy statement the nature of your lawsuit with Mr. Ivestor and the relationship between the lawsuit and your ability to describe fully the events leading to the WQN acquisition.

The proxy statement has been revised according to staff’s comments. Please see page 28.

4.
We note your response to our prior comment eight, but it appears that the price guarantee is a significant term of your consideration for the WQN acquisition. Please include in the proxy statement your summary of the price guarantee and explanation as to why you now do not have to pay it.

The proxy statement has been revised according to staff’s comments. Please see page 21.

Please contact the undersigned with your further questions and comments.

Very truly yours, /s/ David B. Manno David B. Manno